Exhibit 4.1

AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Rights Agreement dated as of January 24, 2001 (the “Rights Agreement”) between Captaris, Inc., a Washington corporation (formerly AVT Corporation) (the “Company”), and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”) is made as of September 3, 2008.

WITNESSETH:

WHEREAS, on or about September 3, 2008 the Company proposes to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Open Text Corporation, a Canadian corporation (“Guarantor”), Open Text, Inc., an Illinois corporation (“Parent”) and Oasis Merger Corp., a Washington corporation;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) believes that it is in the best interests of the Company and its shareholders that the transactions contemplated by the Merger Agreement be consummated on the terms set forth therein;

WHEREAS, the Board of Directors desires to amend the Rights Agreement such that the execution of the Merger Agreement and the consummation of the transactions contemplated thereby will not cause Parent or its Affiliates or Associates to become an Acquiring Person;

WHEREAS, Section 26 of the Rights Agreement provides that at any time prior to the time any Person becomes an Acquiring Person, the Company may amend the Rights Agreement without approval of any holders of the Rights, in order to supplement or amend any provision thereunder as the Company directs; and

WHEREAS, capitalized terms used but not defined herein have the meanings assigned to such terms in the Rights Agreement.

NOW, THEREFORE, in consideration of the recitals (which are deemed to be a part of this Amendment) and agreements contained herein, the parties hereto agree to amend the Rights Agreement as follows:

1. The definition of “Acquiring Person” in Section 1 of the Rights Agreement is hereby amended and restated to read, from and after the date hereof, in its entirety as set forth below:

“Acquiring Person” shall mean any Person who or which, alone or together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include: (a) the Company, any Subsidiary of the Company, any employee benefit or compensation plan of the Company or of any of its Subsidiaries, or any Person holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan; (b) any Person who has become and is the Beneficial Owner of 15% or more of the Common Shares outstanding at the time solely as the result of (i) a change in the aggregate number of Common Shares outstanding since the last date on which such Person acquired Beneficial Ownership of any Common Shares, (ii) the acquisition by such

Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares if such acquisition was made in the good faith belief that such acquisition would not (A) cause the Beneficial Ownership by such Person, together with its Affiliates and Associates, to equal or exceed 15% of the Common Shares outstanding at the time of such acquisition and such good faith belief was based on the good faith reliance on information contained in publicly filed reports or documents of the Company that are inaccurate or out-of-date or (B) otherwise cause a Distribution Date or the adjustment provided for in Section 11(a) to occur or (iii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares if the Board of Directors of the Company determines that such acquisition was made in good faith without the knowledge by such Person or Affiliates or Associates that such Person would thereby become an Acquiring Person (which determination of the Board of Directors of the Company shall be conclusive and binding on such Person, the Rights Agent, the holders of the Rights and all other Persons); or (c) Open Text Corporation, a Canadian corporation (“Guarantor”), Open Text, Inc., an Illinois corporation (“Parent”) or Oasis Merger Corp., a Washington corporation (“Merger Corp.”), but only as a result of the execution and delivery of, and the consummation of the transactions contemplated by, the Merger Agreement, dated as of September 3, 2008, by and among the Company, Guarantor, Parent, and Merger Corp. (the “Merger Agreement”). Notwithstanding clause (b)(ii) or (b)(iii) of the prior sentence, if any Person that is not an Acquiring Person due to such clause (b)(ii) or (b)(iii) does not reduce its percentage of Beneficial Ownership of Common Shares to less than 15% by the Close of Business on the tenth calendar day after notice from the Company (the date of notice being the first day) that such Person’s Beneficial Ownership of Common Shares would make it an Acquiring Person, such Person shall, at the end of such ten calendar day period, become an Acquiring Person (and such clause (b)(ii) or (b)(iii) shall no longer apply to such Person). For purposes of this definition, the determination whether any Person acted in “good faith” shall be conclusively determined by the Board of Directors of the Company.

2.        Notwithstanding Section 7(a) of the Rights Agreement, the Rights Agreement shall terminate and the Rights shall expire at the Effective Time, as defined in the Merger Agreement and such time shall be deemed the Expiration Date under the Rights Agreement. The Company shall give the Rights Agent reasonable advance written notice of the Effective Time.

3.        Except as expressly amended hereby, the Rights Agreement remains in full force and effect.

4.        This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.        This Amendment shall be governed and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

CAPTARIS, INC.

By:	/s/ David Anastasi
Name: David Anastasi Title: President and CEO

MELLON INVESTOR SERVICES LLC

By:	/s/ Thomas L. Cooper
Name: Thomas L. Cooper Title: Assistant Vice President

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